SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2009

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

APPRAISAL REPORT

RJ-0435/09 -01
1/2 COPIES

REPORT RJ-0435/09 -01

REFERENCE DATE: September 30, 2009

REQUESTED BY: GAFISA S/A, with head office located on Avenue Nações Unidas, 8.501, 19° floor Pinheiros, in the city of São Paulo, SP, registered with the General Roster of Corporate Taxpayers (CNPJ) under no., nº 01,545,826/0001 -07, hereinafter called GAFISA.

OBJECT: Common Stocks of CONSTRUCTION TENDA S/A, with head office located on Avenue Engenheiro Luiz Carlos Berrini, 1.376, 9º floor, Brooklin, , in the city of São Paulo, SP, registered with the General Roster of Corporate Taxpayers (CNPJ) under no., nº 71,476,527/0001 -35, hereinafter called TENDA.

PURPOSE: Verify the book value of TENDA’s shares, in the terms described in article 8º of the Law nº 6,404/76.

INDEX

1 - INTRODUTION	3

2 - PRINCIPLES AND QUALIFICATIONS	4

3 - RESPONSIBILITY LIMITS	5

4 - APPRAISAL METHODOLOGY	6

5 - APPRAISAL OF COMMON STOCKS THE TENDA (TEND3)	7

6 - CONCLUSION	8

7 - LIST OF ATTACHMENTS	9

1 - INTRODUTION

THE APSIS CONSULTORIA EMPRESARIAL Ltda, hereinafter called APSIS, with head office located at São José, nº 90 - 1.802, in the city of Rio de Janeiro, RJ, registered with the General Roster of Corporate Taxpayers (CNPJ) under n°27,281,922/0001 -70, was appointed to determine the book value of common stocks of Tenda for capital increase in Gafisa, in article 8º of the law nº 6,404/76.

In preparing this report, data and information supplied by third parties were used in the form of documents and verbal interviews with the clients. The estimates in this report are based on documents and information which include, among others, the following:

-Quarterly financial information (ITR) of TENDA, third quarter 2009.

APSIS has prepared recent valuations of traded companies, for various purposes, of following companies:

- PACTUAL BANK S/A

- GEODEX COMMUNICATIONS OF BRAZIL S/A

- GERDAU S/A

- OTHON HOTEL S/A

- LIGHT ELECTRIC SERVICE S/A

- REPSOL YPF BRAZIL S/A

- TAM AIR TRANSPORT S/A

- WAL OIL S/A

The APSIS team responsible for the coordination and performance of this report consists of the following professionals:

• ALINNE CAETANO
mechanic engineer

• ANA CRISTINA FRANÇA DE SOUZA
civil engineer
pos graduated in accountancy
(CREA/RJ 91.1.03043 -4)

• FLÁVIO LUIZ PEREIRA
counter (CRC/RJ 022016/O -9)

• GABRIEL ROCHA VENTURIM
Project Manager

• LUIZ PAULO CESAR SILVEIRA
mechanic engineer
masters in business administration(CREA/RJ 89.1.00165 -1)

• RICARDO DUARTE CARNEIRO MONTEIRO
civil engineer
pos graduated in engineering economic (CREA/RJ 30137-D)

• SÉRGIO FREITAS DE SOUZA
economist (CORECON/RJ 23521-0

2 - PRINCIPLES AND QUALIFICATIONS

This report strictly complies with the fundamental principles described below.

• The consultants and appraisers have no personal bias towards the subject matter involved in this report nor do they derive any advantages from it.

• The professional fees of APSIS are not, in any way, subject to the conclusions of this report.

• The report was prepared by APSIS and no one, other than the consultants themselves, prepared the analyses and respective conclusions.

• In this report, one assumes that the information received from third parties is correct and that the sources thereof are contained in said report.

• To the best knowledge and credit of the consultants, the analyses, opinions and conclusions presented in this report are based on data, diligence, research and surveys that are true and correct.

• APSIS assumes full responsibility for the matter of Appraisal Engineering, including implicit appraisals, in the exercise its honorable duties, primarily established in the appropriate laws, codes or regulations.

• This Report meets the specifications and criteria established by the standards of the Brazilian Association of Technical Standards (ABNT), the specifications and criteria established by USPAP (Uniform Standards of Professional Appraisal Practice), in addition to the requirements imposed by different bodies, such as: the Treasury Department, the Central Bank of Brazil, CVM (the Brazilian equivalent to the US Securities and Exchange Commission), SUSEP (Private Insurance Superintendence), etc.

• The report presents all the restrictive conditions imposed by the methodologies adopted, which affect the analyses, opinions and conclusions contained in the report.

• APSIS declares that it does not have any direct or indirect interests in the companies contemplated in this report, in their respective controllers, or in the transaction to which the "Protocol and Justification" refer, there being no relevant circumstances which may characterize conflict or communion of interests, whether potential or current, towards the issue of this Appraisal Report.

• In the course of our work, controllers and managers of the companies contemplated in this report did not direct, limit, hinder or practice any acts, which have or may have compromised access, use or knowledge of information, property, documents or work methodologies relevant to the quality of our conclusions.

3 - RESPONSIBILITY LIMITS

• To prepare this report, APSIS used historical data and information audited by third parties or not audited and projected non-audited data, supplied in writing or verbally by the company’s management or obtained from other sources mentioned. Therefore, APSIS assumed as true the data and information obtained for this report and does not have any responsibility in connection with their truthfulness.

• The scope of this work did not include an audit of the financial statements or revision of the works performed auditors . by its

• Our work was developed for use by the applicants aiming at the already described objectives. Therefore, it may be disclosed as part of the documents related to the acquisition of the outstanding shares of TENDA by GAFISA, with mention of this work in related publications being authorized. It may also be filed with the Brazilian Securities and Exchange Commission – CVM and at the U.S. Securities and Exchange Commission – SEC, as well as made available to shareholders and third parties, including through the websites of the companies involved.

• We highlight that understanding of the conclusion of this report will take place by reading it and its attachments in full. Therefore, conclusions should not be based on a partial reading of the report.

• We are not responsible for occasional losses suffered by, its shareholders, directors, creditors or to other parties as a result of the use of data and information supplied by the company and set forth in this report.

• The analyses and conclusions contained herein are based on several premises, held as of this date, of future operational projections, such as: macroeconomic factors, amounts practiced by the market, exchange rate variations, sale prices , volumes, market share, revenues, taxes, investments, operational margins, etc. Thus, future results may differ from any forecast or estimate contained in this report.

• This appraisal does not reflect events and their respective impacts, occurring after the date of issue of this report.

4 - APPRAISAL METHODOLOGY

Review of the supporting documentation mentioned above, in order to verify a that bookkeeping was done in good order and in accordance with legal regulations, standards and statutes governing the subject, and the principles and conventions of Generally Accepted Accounting principles.

We examined the books of TENDA and all other documents necessary to prepare this report, based on the balance sheet of TENDA, as of September 30, 2009 (Annex 1)

Experts have established that the assets and liabilities of TENDA are properly accounted for.

5 - APPRAISAL OF THE COMMON STOCK OF TENDA (TEND3)

We examined the books of Tenda and all other documents necessary to prepare this report.

Experts have established that the net equity of Tenda on September 30, 2009 was R$ 1,121,372 thousand (one billion, one hundred twenty -one million, three hundred and seventy -two thousand real), equivalent to a book value per share of R$ 2.80 (two real and eighty cents), given the total number of shares of the company of 400,652,450 as indicated in the next table:

COMPANY:	CONSTRUTORA TENDA S/A (CONSOLIDADO)
REFERENCE DATE:	09/30/2009

	RELEVANTS	VALUE (THOUSANDS REAIS)

	ACCOUNTS	ACCOUNTING

ASSETS		2,383,672

	CURRENT ASSETS	1,526,988

	LONG TERM ASSETS	829,462

	FIXED ASSET	27,222

LIABILITIES		1,262,300

	CURRENT LIABILITIES	381,886

	LONG TERM LIABILITIES	880,414
	MINORITY INTEREST	-

EQUITY		1,121,372
BOOK VALUE PER SHARE (R$/share)		2.80

6 - CONCLUSION

In light of the review carried out of the documentation mentioned previously and using as a basis other APSIS studies, the experts concluded that the book value of common shares of Tenda, trading on the BM&F Bovespa under ticker symbol TEND3, which are to be exchanged for shares of Gafisa, represents R$ 2.80 (two real and eighty cents) on september 30, 2009.

This brings Report RJ-0435/09 -01 to a close, which is composed of 09 (nine) typewritten sheets on one side and 02 (two) attachments and extracted on

2 (two) original copies. APSIS Consultoria Empresarial Ltda., CREA/RJ 82,2,00620 -1 and CORECON/RJ RF/2,052 -4, a company specialized in asset appraisal, legally was below by its directors, may be contacted if for any reason there seems to be clarifications that may be necessary

Rio de Janeiro, November 05, 2009.

7 - LIST OF ATTACHMENTS

1. SUPPORT DOCUMENTATION

2. GLOSSARY

SÃO PAULO – SP	RIO DE JANEIRO – RJ
Alameda Franca, 1467, 44	Rua São José, 90, grupo 1802
São Paulo - SP CEP: 01422-001	Centro, CEP: 20010-020
Tel.: + 55 11 2626.0510 Fax: + 55 11 3061.5879	Tel.: + 55 21 2212.6850 Fax: + 55 21 2212.6851

COMPANY:	CONSTRUTORA TENDA S/A (CONSOLIDADO)
REFERENCE DATE:	09/30/2009

	RELEVANTS	VALUE (THOUSANDS REAIS)

	ACCOUNTS	ACCOUNTING

ASSETS		2,383,672

	CURRENT ASSETS	1,526,988
	CASH AND EQUIVALENT	430,481
	CREDITS	146,082
	ACCOUNTS RECEIVABLE	521,839
	PROPERTY FOR SALE	357,130
	ADVANCE GRANTED	49,613
	RECOVERABLE TAXES	13,054
	DIFFERED TAXES	2,879
	RECOGNIZED SALES EXPENSES	4,784
	OTHER	1,126

	LONG TERM ASSETS	829,462
	ACCOUNTS RECEIVABLE	537,291
	PROPERTY FOR SALE	105,403
	DIFFERED TAXES	117,624
	JUDICIAL DEPOSITS	12,739
	RECOGNIZED SALES EXPENSES	7,384
	RELATED PARTIES	47,487
	OTHER	1,534

	FIXED ASSET	27,222
	INVESTMENTS	-

	LAND AND PROPERTIES	21,755

	INTANGIBLE	5,467

COMPANY:	CONSTRUTORA TENDA S/A (CONSOLIDADO)
REFERENCE DATE:	09/30/2009

	RELEVANTS	VALUE (THOUSANDS REAIS)

	ACCOUNTS	ACCOUNTING

LIABILITIES		1,262,300

	CURRENT LIABILITIES	381,886
	LOANS AND FINANCING	71,585
	DEBENTURES	19,861
	ACCOUNTS PAYABLE	66,536
	LABOR AND TAX OBLIGATIONS	24,978
	TAXES PAYABLE	2,779
	ADVANCE TO CLIENT	46,764
	REFUSED CONTRACTS	27,410
	ACCOUNTS PAYABLE REFERRED TO LAND ACQUISITION	45,043
	DIFFERED TAXES	52,375
	RELATED PARTIES	-
	PROVISION FOR INVESTMENT LOSSES	-
	OTHER	24,555

	LONG TERM LIABILITIES	880,414
	LOANS AND FINANCING	55,584
	DEBENTURES	600,000
	ACCOUNTS PAYABLE REFERRED TO LAND ACQUISITION	12,633
	PROVISION FOR CONTINGENCIES	25,829
	TAXES PAYABLE	12,882
	DIFFERED TAXES	116,343
	ACCOUNTS PAYABLE - BAIRRO NOVO ACQUISITIION	44,637
	OTHER	12,506
	MINORITY INTEREST	-

EQUITY		1,121,372
BOOK VALUE PER SHARE (R$/share)		2.80

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 09, 2009

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.